Exhibit 99.1

On December 3, 2009, the reporting person filed a Form 4 reporting a grant amount that was inconsistent with the footnoted terms of the award. As the footnote indicated, the reporting person received a grant of restricted stock and stock appreciation rights (SARs), collectively, representing a 75% portion of a target equity award that is subject to time vesting in three equal annual installments beginning one year from the grant date. The remaining 25% of the target equity award may vest on March 1, 2013, if the registrant achieves certain pre-determined financial performance targets, subject to certification by the registrant’s Compensation Committee. In addition, the reporting person may receive additional shares resulting in a total award of up to 175% of the target award based on achievement of pre-determined financial performance criteria. The amount reported in the Form 4 incorrectly represented the full target (100%) award rather than the 75% portion of the award. As indicated in the footnote to the original Form 4, the intent was to report only the 75% time-vesting portion of the award at the time of grant and any additional shares only if vested upon the certification of the financial performance targets.  This amendment correctly reflects the 75% portion of the award at time of grant.